Guggenheim Securities, LLC

330 Madison Avenue

New York, New York 10017

December 7, 2021

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trajectory Alpha Acquisition Corp.

Registration Statement on Form S-1

Filed March 8, 2021, as amended

File No. 333-253967

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Trajectory Alpha Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on December 9, 2021, or as soon thereafter as practicable, or at such other time as the registrant or its counsel may request by telephone call to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, as many copies of the Preliminary Prospectus dated November 30, 2021 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus will be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

GUGGENHEIM SECURITIES, LLC

By:	/s/ Onur Eken
Name: Onur Eken
Title: Senior Managing Director

[Signature Page to Underwriters’ Acceleration Request]